October 29, 2008

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Mr. Larry Spirgel Assistant Director Division of Corporation Finance

Re: KT Corporation Annual Report on Form 20-F

Dear Mr. Spirgel:

Reference is made to your letter, dated September 30, 2008, regarding the filing of the annual report of KT Corporation (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007 (the “Annual Report”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We would like to thank you for your review of the Annual Report and the supplemental response letter.

We set forth in this letter our response to the comment in your letter. For your convenience, we have included the text of the staff’s comment in bold followed by our response. Page references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Financial Statements – KT Corporation

Note 36 – Reconciliation to United States Generally Accepted Accounting Principles, page F-87

1.	Refer to your response in your letter dated September 25, 2008 regarding the disclosure of discontinued operations on page F-77 and F-104. We note that you state that upon commencement of the liquidation process, you no longer had control over KTPI’s assets and no responsibility for its liabilities as of December 31, 2007. Please help us understand the timing for your loss of control over KTPI and the derecognition of liabilities, including whether KTPI was in bankruptcy or what other governmentally imposed uncertainties were in effect as of December 31, 2007.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 2

On December 28, 2007, the Company, as the sole shareholder of Korea Telephone Philippines, Inc. (“KTPI”), approved the dissolution of KTPI to become effective on December 31, 2007. As of December 31, 2007, KTPI was substantially liquidated, as further explained below, and the Company abandoned KTPI, resulting in the deconsolidation of KTPI.

Korean GAAP Analysis

The Company deconsolidated KTPI as of December 31, 2007 under Korean GAAP in reliance on Article 6 of Regulation on External Audit and Accounting of Korea that states, in part, that a subsidiary should be excluded from consolidation if “(i) the dissolution of the subsidiary is resolved prior to the expiration of three months after fiscal year-end and the subsidiary is expected to be liquidated by the end of the following fiscal year or (ii) the subsidiary is planned to be disposed by the end of the following fiscal year.”

Resolutions to dissolve KTPI were made on December 28, 2007, which was prior to the expiration of three months after the end of the fiscal year 2007 (or March 31, 2008). At the time of such resolution, KTPI was expected to be liquidated by the end of the following fiscal year. Accordingly, in reliance on Article 6 of Regulation on External Audit and Accounting of Korea, the Company excluded KTPI from consolidation under Korean GAAP as of December 31, 2007.

Public Notices Made

On January 2, 2008, the Company furnished to the U.S. Securities and Exchange Commission (“the Commission”) a current report on Form 6-K, “Exclusion of an Affiliated Company,” which stated that KTPI had been excluded through dissolution on December 28, 2007. The Company also made a public disclosure of the deconsolidation to the Korea Financial Supervisory Services on December 28, 2007, and KTPI was subsequently removed from the listing of the Company’s subsidiaries by the Korea Financial Supervisory Services.

Substantially Liquidated KTPI

For the purposes of U.S. GAAP, as advised in the Company’s previous response letter dated September 25, 2008, the Company looked to ARB No. 51 Consolidated Financial Statements, paragraph 2, which requires that a subsidiary that is no longer under the control of the parent should be deconsolidated and provides as an example a subsidiary that is in legal reorganization or bankruptcy. As the procedures in the Philippines for liquidation and bankruptcy are not same as those procedures in the United States, the Company looked to FASB Statement No. 52 Foreign Currency Translation, (“FAS 52”) paragraph 14. The Company analogized the timing of the recording of foreign currency translation adjustments for foreign subsidiaries to the timing of recording the gains from derecognized liabilities of KTPI, a foreign subsidiary. Paragraph 14 states that foreign currency

Mr. Larry Spirgel

Securities and Exchange Commission, p. 3

translation adjustments should be recognized and shall be reported “as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs.”

Liquidation, in paragraph 14 of FAS 52, is noted as being a “complete or substantially complete liquidation.” The Company believes that KTPI was substantially liquidated as of December 31, 2007 as its total assets had been reduced to Won 208 million (approximately US$222 thousand applying an exchange rate of Won 935.8 per U.S. Dollar, the noon buying rate on the last business day of 2007 as announced by the Federal Reserve Bank of New York), which consisted of cash in bank (Won 18 million), other current assets (Won 19 million) and non-current assets held for sale such as a condominium unit and office equipment (Won 171 million).

Total liabilities of KTPI as of December 31, 2007 were Won 112,751 million, which consisted of payables and accrued expenses (generally accrued interest on the payables) due to telecom facility suppliers (Won 98 billion) and bank borrowings (Won 15 billion), which the Company had no obligation to repay to creditors under the laws in Korea and the Philippines. In relation to whether or not the Company did have such an obligation, the Company notes that two creditors filed a lawsuit against the Company in 2001 alleging that the Company as the sole shareholder of KTPI should repay KTPI’s liabilities due to them on behalf of KTPI. The Korean Supreme Court rejected such creditors’ claim in 2006 and confirmed that the Company is not liable for any debts of KTPI because KTPI was the primary obligor and the Company did not provided any guarantees or collateral.

The Company deconsolidated KTPI as of December 31, 2007 under U.S. GAAP as the Company had abandoned KTPI, KTPI’s assets were substantially liquidated, creditors had no recourse to the Company for KTPI’s liabilities, appropriate public notice was made, and the Company no longer had control over KTPI’s assets. Consequently, the amount of KTPI’s derecognized liabilities in excess of KTPI’s derecognized assets were reflected in income from discontinued operations in the Company’s consolidated financial statements. Although not all procedures to legally complete the liquidation had been performed, the Company believes that, in light of the circumstances under which KTPI was substantially liquidated, deconsolidation as of December 31, 2007 was appropriate.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 4

We sincerely hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires any further information, please do not hesitate to contact the undersigned by telephone at +8231-727-0850, by fax at +8231-727-0949 or by e-mail at msh777@kt.com.

Sincerely,

/s/ Soo-Ho Maeng
Soo-Ho Maeng Chief Financial Officer

cc:	Terry French Accountant Branch Chief Division of Corporation Finance

Claire DeLabar Staff Accountant Division of Corporation Finance JiSin Lee Partner Deloitte Anjin LLC Jinduk Han Partner Cleary Gottlieb Steen & Hamilton LLP